Exhibit 11. Computation of per share earnings

The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	Year Ended December 31,
	2011	2010	2009
	(000’s except share data)
Numerator:
Net (loss) income available to common shareholders for basic and diluted earnings per share	$(2,137)	$5,113	$19,012
Denominator:
Denominator for basic earnings per common share — weighted average shares (1)	19,462,055	19,393,895	15,009,209
Effect of diluted securities:
Stock options	—	62,075	298,465

Denominator for diluted earnings per common share —adjusted weighted average shares (1)	19,462,055	19,455,971	15,307,674

Basic (loss) earnings per common share (1)	($0.11)	$0.26	$1.27
Diluted (loss) earnings per common share (1)	($0.11)	$0.26	$1.24

(1)	Adjusted for the effects of the 10 percent stock dividends in 2011, 2010 and 2009.